EXHIBIT 99.13

To announce the new members of the Board of Directors Compensation Committee

Date of events: 2016/06/27

Contents:

1.Date of occurrence of the change:2016/06/27

2.Name of the functional committees: The Compensation Committee

3.Name and resume of the replaced member: None

4.Name and resume of the new member: Zse-Hong Tsai, independent director of the Company; Lo-Yu Yen, independent director of the Company; Jen-Ran Chen, independent director of the Company.

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired” , “death” or “new appointment”):new appointment

6.Reason of the change: The election of the Company’s Directors

7.Original term (from to ): from 2016/06/27 to 2019/06/23

8.Effective date of the new member:2016/06/27

9.Any other matters that need to be specified: None